STARRY GROUP HOLDINGS, INC.

38 Chauncy Street

Suite 200

Boston, Massachusetts 02111

February 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Matthew Derby

Jan Woo

Brittany Ebbertt

Kathleen Collins

Division of Corporation Finance

Office of Technology

Re:	Starry Group Holdings, Inc.

Registration Statement on Form S-4, originally filed November 5, 2021

File No. 333-260847

Ladies and Gentlemen:

Starry Group Holdings, Inc. (the “Registrant”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 4:05 P.M., Eastern Time, on February 11, 2022 or as soon as practicable thereafter, unless the Registrant notifies you otherwise prior to such time. Please call Shagufa R. Hossain of Latham & Watkins LLP at (202) 637-2323 or Rachel W. Sheridan of Latham & Watkins at (202) 637-2139 to provide notice of effectiveness.

Very truly yours,

STARRY GROUP HOLDINGS, INC.

/s/ Chaitanya Kanojia
Chaitanya Kanojia
Chief Executive Officer

cc:	Justin G. Hamill, Latham & Watkins LLP

Rachel W. Sheridan, Latham & Watkins LLP

Shagufa R. Hossain, Latham & Watkins LLP